

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4546

February 14, 2017

<u>Via E-mail</u>
Mr. Jason A. Amello
Chief Financial Officer
Akebia Therapeutics, Inc.
245 First Street, Suite 1100
Cambridge, MA 02142

> **Re: Akebia Therapeutics, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 14, 2016**

Dear Mr. Amello:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Sharon M. Blume

                    Sharon M. Blume
                    Accounting Branch Chief
                    Office of Healthcare and Insurance